Supplement to Prospectus Supplement dated June 7, 2006 to Prospectus Dated March 31, 2006

Mortgage Pass-Through Certificates, Series 2006-S4
GSAMP Trust 2006-S4
Issuing Entity
GS Mortgage Securities Corp.
Depositor
Goldman Sachs Mortgage Company
Sponsor
Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator
IndyMac Bank, F.S.B.
American Home Mortgage Servicing, Inc.
Ocwen Loan Servicing, LLC
Servicers

This is a supplement to the prospectus supplement dated June 7, 2006 (the “Prospectus Supplement”) relating to the GSAMP Trust 2006-S4 Mortgage Pass-Through Certificates, Series 2006-S4.  Capitalized terms used in this supplement but not defined in this supplement have the meanings given them in the Prospectus Supplement.

•	The following Risk Factors are added to the Prospectus Supplement:

Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies and Defaults

Recently, the subprime mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans.  The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements. This has led to a deterioration in the financial performance of many subprime loan originators, and in some cases, has caused certain loan originators to cease operations.  See “—Recent Developments Regarding Fremont Investment & Loan” and “The Servicers—American Home Mortgage Servicing, Inc.—Recent Developments in Respect of American Home Mortgage Investment Corp. May Adversely Affect the Performance and Market Value of the Offered Certificates” below.

Any such deterioration in the financial condition or regulatory status of Fremont Investment & Loan, American Home Mortgage Servicing, Inc. or American Home Mortgage Corp. could adversely affect the ability of American Home Mortgage Servicing, Inc. to service the related mortgage loans, or the ability of Fremont Investment & Loan or American Home Mortgage Corp., as applicable, to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default has occurred.  If Fremont Investment & Loan or American Home Mortgage Corp., as applicable, is unable for any reason to satisfy its obligations to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default exists, neither the depositor nor any other person will be obligated to repurchase such loans.

(continued on following page)
Goldman, Sachs & Co.
The date of this supplement is August 30, 2007.

In addition, if American Home Mortgage Servicing, Inc. is unable to perform its servicing obligations with respect to the mortgage loans, a successor servicer may need to be appointed, and we cannot assure you that a change in the servicer will not adversely affect the performance of the mortgage loans.

Even in cases where an original loan seller has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by original loan sellers.

In response to the deterioration in the performance of subprime mortgage loans, the rating agencies have recently lowered ratings on a large number of subprime mortgage securitizations.  There can be no assurance that the rating agencies will not continue to do so.

In light of the foregoing, you should consider the heightened risks associated with investing in the offered certificates, and the risk that your investment in the offered certificates may perform worse than you anticipate.

The Sponsor and its Affiliates May Have Conflicts of Interest

Recent developments in the subprime mortgage market have led to a deterioration in the financial performance of many subprime loan originators.  See “—Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies and Defaults” above, “—Recent Developments Regarding Fremont Investment & Loan” below and “Recent Developments in Respect of American Home Mortgage Investment Corp. May Adversely Affect the Performance and Market Value of the Offered Certificates” below.

Due to these developments affecting these subprime loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that the sponsor and its affiliates may have or may enter into in the future with one or more of the loan originators and servicers, including Fremont Investment & Loan, American Home Mortgage Corp. and American Home Mortgage Servicing, Inc.

In taking any actions or engaging in other transactions with those loan sellers, the sponsor and its affiliates are not required to take into account the effect of such actions or transactions on the issuing entity or the certificateholders.  Among other things, the sponsor and its affiliates may purchase, as principal, loans originated or sold by such loan sellers that are not included in the issuing entity, and may seek to enforce against such loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans.  The sponsor or its affiliates may provide secured or unsecured financing to one or more loan sellers, and may seek to enforce remedies against such loan sellers if an event of default occurs in respect of that financing.  The sponsor and its affiliates will not have any obligation to account to the issuing entity for any amounts they collect in respect of any loans, financing or other transactions they may have with any loan seller, and the sponsor and its affiliates will have no obligation to pursue any claims against such loan sellers on behalf of the issuing entity or with respect to loans included in the issuing entity.

The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates

As described below under “Recent Developments in Respect of American Home Mortgage Investment Corp. May Adversely Affect the Performance and Market Value of the Offered Certificates,” American Home Mortgage Investment Corp., the corporate parent of American Home Mortgage Servicing, Inc., has reported that it has recently experienced financial difficulties.  In the event that due to these developments, or other events, American Home Mortgage Servicing, Inc. is terminated as servicer resulting from an event of default under the pooling and servicing agreement, a successor servicer would be appointed for American Home Mortgage Servicing, Inc.  The transfer of servicing from American Home Mortgage Servicing, Inc. to a successor servicer would involve the risk of disruption in collections due to data input errors, misapplied or misdirected payments, system incompatibilities, the requirement to notify the mortgagors about the servicing transfer, delays caused by the transfer of the related servicing mortgage files and records to the new servicer and other reasons.  Servicing transfer issues of this sort may be aggravated with respect to the transfer of servicing of mortgage loans due to recent developments affecting the servicer, as described below under ”Recent Developments in Respect of American Home Mortgage Investment Corp. May Adversely Affect the Performance and Market Value of the Offered Certificates.”  As a result of servicing transfers or any delays associated with the transfers, the rate of delinquencies and defaults on the related mortgage loans could increase at least for a period of time.

Recent Developments Regarding Fremont Investment & Loan, American Home Mortgage Servicing, Inc and American Home Mortgage Corp.

Fremont General Corporation, parent of Fremont Investment & Loan, has recently experienced financial and regulatory difficulties, according to published reports and public filings. American Home Investment Corp., the corporate parent of American Home Mortgage Servicing, Inc. and American Home Mortgage Corp., has recently experienced financial difficulties, according to published reports and public filings.  For further information regarding these developments, see “—Recent Fremont Developments” and “Recent Developments in Respect of American Home Mortgage Investment Corp. May Adversely Affect the Performance and Market Value of the Offered Certificates” below.

As a result of the foregoing, we cannot assure you that the matters described above will not have a material and adverse effect on the ability of Fremont Investment & Loan, American Home Mortgage Corp. or American Home Mortgage Servicing Inc. to satisfy its obligations, including, in the case of Fremont Investment & Loan and American Home Mortgage Corp., to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default has occurred and, in the case of American Home Mortgage Servicing Inc., to service the related mortgage loans, any of which in turn would adversely affect your investment in the certificates.

•
The Risk Factor entitled “Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” on page S-15 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans

There has been a continued focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as “predatory lending” practices.  Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices and require licensing of originators.  In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

•	the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•
the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

•	the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws, as well as actions by governmental agencies, authorities and attorneys general may limit the ability of the servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the issuing entity to damages and administrative enforcement (including disgorgement of prior interest and fees paid).  In particular, an originator’s failure to comply with certain requirements of federal and state laws could subject the issuing entity (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors’ rescinding the mortgage loans against either the issuing entity or subsequent holders of the mortgage loans.

IndyMac has represented that all applicable local, state and federal laws applicable to the origination and servicing of each IndyMac mortgage loan have been complied with.  In addition, IndyMac has also represented that (a) none of the IndyMac mortgage loans are classified as a High Cost Loan, Home Loan or Covered Loan, as applicable (as such terms are defined in the then current Standard & Poor’s LEVELS® Glossary), and (b) no IndyMac mortgage loan originated on or after October 1, 2002 through March 6, 2003 is governed by the Georgia Fair Lending Act.

AHMC has represented with respect to each American Home mortgage loan that each such mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws.  In addition, AHMC will also represent with respect to each American Home mortgage loan that none of those mortgage loans (i) are covered by the Home Ownership and Equity Protection Act of 1994, (ii) are classified as “high cost,” “threshold,” “predatory,” “high risk home” or “covered” loans under, any other applicable state, federal or local law; no predatory or deceptive lending practices, as defined by applicable laws, or (iii) is a High Cost Loan or Covered Loan, as applicable (as such terms are defined in the then current Standard & Poor’s LEVELS® Glossary).

Fremont has represented with respect to each Fremont mortgage loan that each such mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations.  In addition, Fremont will also represent with respect to each Fremont mortgage loan that none of those mortgage loans (i) are “high cost loans,” (ii) are covered by the Home Ownership and Equity Protection Act of 1994, (iii) are in violation of, or classified as “high cost,” “threshold,” “predatory” or “covered” loans under, any other applicable state, federal or local law; no predatory or deceptive lending practices, as defined by applicable laws, including, without limitation, the extension of credit without regard to the ability of the mortgagor to repay and the extension of credit which has no apparent benefit to the mortgagor, were employed in the origination of the mortgage loan or (iv) is a High Cost Loan or Covered Loan, as applicable (as such terms are defined in the then current Standard & Poor’s LEVELS® Glossary).

In the event of a breach of any of such representations, IndyMac, AHMC or Fremont, as applicable, will be obligated to cure such breach or repurchase or replace the affected mortgage loan.  The trust shall be reimbursed for any and all costs, losses and damages associated with any violation of applicable state, federal or local anti-predatory or anti-abusive laws and regulations in the manner and to the extent described in this prospectus supplement.

It is possible in the future that governmental authorities or attorneys general may take actions against any responsible party that could prohibit the servicer from pursuing foreclosure actions, or otherwise limit the ability of the servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity. Any such limitations could adversely affect the issuing entity’s ability to realize on the mortgage loans.

•
The Risk Factor entitled “Geographic Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses If Those Jurisdictions Experience Economic Downturns” on page S-17 of the Prospectus Supplement is amended by adding the following at the end of the Risk Factor:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any those states take actions against Fremont Investment & Loan, American Home Mortgage Corp. or American Home Mortgage Servicing, Inc. that impairs the issuing entity’s ability to realize on those mortgage loans.  See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” above.

•
The Risk Factor entitled “IndyMac, AHMC or Fremont May Not Be Able to Repurchase Defective Mortgage Loans” on page S-28 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

IndyMac, AHMC or Fremont May Not Be Able to Repurchase Defective Mortgage Loans

Each of AHMC, Fremont and IndyMac has made various representations and warranties related to the mortgage loans it sold to the sponsor.  Those representations are summarized in “Description of the Certificates—Representations and Warranties Relating to the Mortgage Loans” in this prospectus supplement.

If IndyMac, AHMC or Fremont fails to cure a material breach of its representations and warranties with respect to any related mortgage loan in a timely manner, then IndyMac, AHMC or Fremont, as applicable, would be required to repurchase or substitute for, the defective mortgage loan.  It is possible that IndyMac, AHMC or Fremont may not be capable of repurchasing or substituting for any defective mortgage loans, for financial or other reasons.  As described above under “—Recent Developments Regarding Fremont Investment & Loan,” Fremont General Corporation, the parent of Fremont, has reported that it has recently experienced financial and regulatory difficulties.  As described below under “Recent Developments in Respect of American Home Mortgage Investment Corp. May Adversely Affect the Performance and Market Value of the Offered Certificates,” American Home Investment Corp., the corporate parent of AHMC, has reported that it has recently experienced financial difficulties.  As a result, it is possible that Fremont and AHMC may not be capable of repurchasing any defective mortgage loans or mortgage loans as to which an early payment default exists, for financial or other reasons.  The inability of IndyMac, AHMC or Fremont to repurchase or substitute for defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the certificates could occur.

•	The following section is added to the Prospectus Supplement before the section entitled “The Mortgage Loan Pool—IndyMac Underwriting Guidelines”:

Recent Fremont Developments

Pursuant to a Form 12b-25 filed on March 2, 2007 (the “March 2nd Announcement”) by Fremont General Corporation (“Fremont General”), the parent of Fremont Investment & Loan (“Fremont”), Fremont General announced that it was delaying the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Pursuant to a Form 8-K filed on March 5, 2007 (the “March 5th Announcement”), Fremont General announced that, in light of the current operating environment for subprime mortgage lenders and recent legislative and regulatory events, Fremont intends to exit its subprime residential real estate lending business and that Fremont General's management and the board of directors are engaged in discussions with various parties regarding the sale of the business.

In addition, pursuant to the March 5th Announcement, Fremont General stated that is analyzing, in connection with the preparation of Fremont General's consolidated financial statements as of and for the period ended December 31, 2006, the Federal Deposit Insurance Corporation's criticism with respect to Fremont General's methodology for determining the carrying value of Fremont General's residential real estate loans held for sale.

In addition, on March 5, 2007, Moody's Investors Service, Inc. downgraded Fremont's residential primary servicer rating for subprime mortgage loans to “SQ4+” from “SQ3+” and placed such rating on review for possible further downgrade and on March 6, 2007, Fitch Ratings, Inc. downgraded Fremont's residential primary servicer rating for subprime mortgage loans to “RPS4” from “RPS3+” and placed such rating on “Watch Negative”, indicating that further downgrades of such rating are possible.

Pursuant to a Form 8-K filed on March 8, 2007 (the “March 8th Announcement”), Fremont General announced that it, Fremont and Fremont General's wholly owned subsidiary, Fremont General Credit Corporation, entered into a voluntary formal agreement, to be designated as a cease and desist order, with the Federal Deposit Insurance Corporation. According to the announcement, the cease and desist order requires, among other things, Fremont to cease and desist from the following:

•	Operating with management whose policies and practices are detrimental to Fremont;

•
Operating Fremont without effective risk management policies and procedures in place in relation to Fremont's brokered subprime mortgage lending and commercial real estate construction lending businesses;

•	Operating with inadequate underwriting criteria and excessive risk in relation to the kind and quality of assets held by Fremont;

•	Operating without an accurate, rigorous and properly documented methodology concerning its allowance for loan and lease losses;

•	Operating with a large volume of poor quality loans;

•	Engaging in unsatisfactory lending practices;

•	Operating without an adequate strategic plan in relation to the volatility of Fremont's business lines and the kind and quality of assets held by Fremont;

•	Operating with inadequate capital in relation to the kind and quality of assets held by Fremont;

•	Operating in such a manner as to produce low and unsustainable earnings;

•	Operating with inadequate provisions for liquidity in relation to the volatility of Fremont's business lines and the kind and quality of assets held by Fremont;

•
Marketing and extending adjustable-rate mortgage products to subprime borrowers in an unsafe and unsound manner that greatly increases the risk that borrowers will default on the loans or otherwise cause losses to Fremont, including (1) adjustable-rate mortgage products that qualify borrowers for loans with low initial payments based on an introductory rate that will expire after an initial period, without adequate analysis of the borrower's ability to repay at the fully indexed rate, (2) adjustable-rate mortgage products containing features likely to require frequent refinancing to maintain affordable monthly payment or to avoid foreclosure, and (3) loans or loan arrangements with loan-to-value ratios approaching or exceeding 100 percent of the value of the collateral;

•	Making mortgage loans without adequately considering the borrower's ability to repay the mortgage according to its terms;

•
Operating in violation of Section 23B of the Federal Reserve Act, in that Fremont engaged in transactions with its affiliates on terms and under circumstances that in good faith would not be offered to, or would not apply to, nonaffiliated companies; and

•	Operating inconsistently with the Federal Deposit Insurance Corporation's Interagency Advisory on Mortgage Banking and Interagency Expanded Guidance for Subprime Lending Programs.

According to the March 8th Announcement, Fremont General stated that the cease and desist order also requires Fremont to take a number of steps, including (1) having and retaining qualified management; (2) limiting Fremont General's and Fremont General Credit Corporation's representation on Fremont's board of directors and requiring that independent directors comprise a majority of Fremont's board of directors; (3) revising and implementing written lending policies to provide effective guidance and control over Fremont's residential lending function; (4) revising and implementing policies governing communications with consumers to ensure that borrowers are provided with sufficient information; (5) implementing control systems to monitor whether Fremont's actual practices are consistent with its policies and procedures; (6) implementing a third-party mortgage broker monitoring program and plan; (7) developing a five-year strategic plan, including policies and procedures for diversifying Fremont's loan portfolio; (8) implementing a policy covering Fremont's capital analysis on subprime residential loans; (9) performing quarterly valuations and cash flow analyses on Fremont's residual interests and mortgage servicing rights from its residential lending operation, and obtaining annual independent valuations of such interests and rights; (10) limiting extensions of credit to certain commercial real estate borrowers; (11) implementing a written lending and collection policy to provide effective guidance and control over Fremont's commercial real estate lending function, including a planned material reduction in the volume of funded and unfunded non-recourse lending and loans for condominium conversion and construction as a percentage of Tier I capital; (12) submitting a capital plan that will include a Tier I capital ratio of not less than 14% of Fremont's total assets; (13) implementing a written profit plan; (14) limiting the payment of cash dividends by Fremont without the prior written consent of the Federal Deposit Insurance Corporation and the Commissioner of the California Department of Financial Institutions; (15) implementing a written liquidity and funds management policy to provide effective guidance and control over Fremont's liquidity position and needs; (16) prohibiting the receipt, renewal or rollover of brokered deposit accounts without obtaining a Brokered Deposit Waiver approved by the Federal Deposit Insurance Corporation; (17) reducing adversely classified assets; and (18) implementing a comprehensive plan for the methodology for determining the adequacy of the allowance for loan and lease losses.

Pursuant to the March 8th Announcement, Fremont General announced that it, Fremont and Fremont General Credit Corporation, a wholly-owned subsidiary of Fremont General, have consented to the terms of the cease and desist order issued by the Federal Deposit Insurance Corporation without admitting to the allegations contained in the cease and desist order.

Pursuant to a Form 8-K filed on March 9, 2007 (the “March 9th Announcement”), Fremont General announced that in light of recent legislative and regulatory events, as well as changing competitive dynamics in the subprime residential real estate mortgage loan market, Fremont General's management and board of directors have entered into discussions with various third parties regarding the sale of Fremont General's business. According to the March 9th Announcement, Fremont General stated that to assist in the identification and evaluation of its alternatives, Fremont General retained Credit Suisse Securities LLC (“Credit Suisse”) as its financial advisor. Fremont General stated that no agreement had yet been reached regarding the sale of Fremont General's business and there is no assurance that Fremont General will be able to enter into any transaction involving its subprime residential real estate mortgage loan origination operations. Fremont General stated that it intends to continue to originate commercial real estate loans, as well as maintain its retail deposit franchise and its residential real estate loan servicing operation.

In addition, according to the March 9th Announcement, Fremont General stated that because it had not committed to any specific alternative, it was unable to estimate (i) the total amount or range of amounts of costs expected to be incurred in connection with the exit from the subprime loan origination operations, or (ii) the total amount or range of amounts of the charge that will result in future cash expenditures, if any, that might be required in connection with selling or exiting its subprime mortgage loan origination operations.

Pursuant to a Form 8-K filed on March 16, 2007 (the “March 16th Announcement”), Fremont General announced that it will not file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 before the extended deadline of March 16, 2007. Fremont General stated that in view of the recent increased volatility in the subprime mortgage market and the impact of closing its subprime mortgage origination business, Fremont General and its independent registered public accounting firm were continuing to evaluate various issues relating to its financial statements, including the impact of events subsequent to December 31, 2006 on the appropriate carrying value of Fremont General's assets as of December 31, 2006.

In addition, according to the March 16th Announcement, Fremont General also announced that Credit Suisse had increased its committed line of credit to Fremont to $1 billion, and Fremont General stated that it had received various proposals for additional credit facilities if needed to supplement Fremont General's current liquidity position of $1.3 billion in cash and short-term investments. Fremont General stated that it believes this balance sheet strength and funding capacity will enable it to execute its previously announced plan to exit the subprime residential mortgage loan origination business in an orderly and disciplined way.

Pursuant to a Form 8-K filed on March 21, 2007 (the “March 21st Announcement”), Fremont General announced that Fremont has entered into whole loan sale agreements to sell approximately $4 billion of Fremont Investment & Loan's subprime residential real estate mortgage loans. Fremont General stated that it received approximately $950 million in cash from the first sale installment under whole loan sale agreements with the remaining sales under the whole loan sale agreements expected to be completed over the next several weeks. In addition, pursuant to the March 21st Announcement, Fremont General stated that it will sell the mortgage loans at a discount, reflecting current conditions in the subprime mortgage market. Fremont General stated that it estimates that the sale of the approximately $4 billion of its subprime residential mortgage loans will result in a pre-tax loss of approximately $140 million.

Pursuant to a Form 8-K filed on April 2, 2007 (the “April 2nd Announcement”), Fremont General announced that Grant Thornton LLP (“Grant Thornton”) advised Fremont General on March 27, 2007 that Grant Thornton was resigning from its position as Fremont General's independent registered public accounting firm. According to the April 2nd Announcement, on August 8, 2006, Fremont General's Audit Committee engaged Grant Thornton as Fremont General's independent registered public accounting firm for the fiscal year ended December 31, 2006. According to the April 2nd Announcement, Grant Thornton had not previously audited the financial statements of Fremont General or any of its subsidiaries for any prior period. According to the April 2nd Announcement, since Grant Thornton's engagement, (i) there has not been any matter that was the subject of a disagreement (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between Fremont General and Grant Thornton and (ii) no “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K) has occurred. According to the April 2nd Announcement, Fremont General stated that its Audit Committee has commenced the process of selecting an accounting firm to replace Grant Thornton as Fremont General's independent registered public accounting firm. Fremont General stated that there can be no assurance that it will be able to retain a new independent registered public accounting firm.

In addition, according to the April 2nd Announcement, Grant Thornton has taken the position that, in light of Fremont General's current operating environment and the industry in which it operates, that Grant Thornton needed to expand significantly the scope of its audit. Grant Thornton had asked for additional information in connection with its audit beginning in the latter part of February and stated at that time that it needed to perform additional procedures and testing in connection with completing its audit. Fremont General stated that at no time did Fremont General either fail to provide to Grant Thornton any requested information on a timely basis or communicate to Grant Thornton that it was opposed to any additional procedures or testing or that it was opposed to such an expanded audit scope. Fremont General stated that it repeatedly had requested that Grant Thornton complete its audit and did not at any time seek to place any limitations on Grant Thornton in connection with the audit.

According to the April 2nd Announcement, Fremont General provided Grant Thornton with a copy of the above disclosures and requested that Grant Thornton furnish Fremont General with a letter addressed to the Securities and Exchange Commission stating whether it agrees with such statements made by Fremont General (the “Grant Thornton Letter”). According to the April 2nd Announcement, in the Grant Thornton Letter, Grant Thornton stated that its request to Fremont General for additional information, as described above, was a publicly reportable event. In addition, according to the April 2nd Announcement, in the Grant Thornton Letter, Grant Thornton stated that it communicated to Fremont General that in addition to Fremont General's current operating environment and industry conditions, there were other significant events that have occurred at Fremont General that were a factor in Grant Thornton's determination to expand the scope of its audit.

In addition, according to the April 2nd Announcement, the Grant Thornton Letter stated that during the course of Grant Thornton's audit there were instances in which Fremont General did not provide certain requested information to Grant Thornton on dates previously agreed upon with Fremont General's management. Also, according to the April 2nd Announcement, the Grant Thornton Letter stated that as Grant Thornton resigned prior to completion of its audit, Grant Thornton was unable to evaluate or determine the completeness, sufficiency or timeliness of the information provided in response to its requests.

Pursuant to a Form 8-K filed on April 16, 2007 (the “April 16th Announcement”), Fremont General announced that it has entered into an agreement to sell approximately $2.9 billion of its sub-prime residential real estate loans. Fremont General also announced that it has entered into exclusive negotiations with the same institution under an executed letter of intent to sell most of its residential real estate business and assets.

Pursuant to the April 16th Announcement, Fremont General announced that the $2.9 billion price represents the majority of Fremont General's sub-prime residential loans held for sale that have not yet been sold. Fremont General announced that it will sell the loans at a discount that reflects the current conditions in the sub-prime mortgage market. Fremont General stated that it estimates that the sale of these loans will result in a pre-tax loss on sale of approximately $100 million.

Pursuant to the April 16th Announcement, Fremont General announced that under the executed letter of intent, the buyer would obtain Fremont General's sub-prime residential loan servicing platform, as well as a portion of Fremont General's sub-prime loan origination platform. In addition, according to the April 16th Announcement, Fremont General announced that it would sell to the buyer all of its mortgage servicing rights, servicing advances, residual interests, and mortgage-backed securities. Fremont General stated that the buyer also would assume certain leases, furniture and fixtures, equipment and software associated with the business. In addition, Fremont General stated that it and the buyer are in the process of completing due diligence, finalizing terms and working towards the completion of a definitive agreement. Fremont General stated that there can be no assurance that the transaction as proposed in the executed letter of intent will be completed.

In addition, pursuant to the April 16th Announcement, Fremont General announced that Fremont`s liquidity position remains strong as it currently has approximately $1.5 billion in cash and short-term investments. Fremont General also stated that it is currently in discussions with several firms as it seeks to select a new independent registered public accounting firm.

Pursuant to a Form 8-K filed on April 25, 2007 (the “April 25th Announcement”) by Fremont General, Fremont General announced that it engaged Squar, Milner, Peterson, Miranda & Williamson, LLP ("Squar Milner") as Fremont’s independent registered public accounting firm.  Fremont General stated that Squar Milner will begin work immediately to complete the audit of Fremont’s financial statements for the year ended December 31, 2006.  Fremont General stated that Squar Milner is the successor to Grant Thornton LLP as Fremont General’s independent registered public accounting firm.

Pursuant to a Form 8-K filed on May 22, 2007 (the “May 22nd Announcement”), Fremont General announced definitive agreements for the sale of Fremont General’s commercial real estate lending business, the sale of a minority interest in Fremont General and the appointment of new senior management.

According to the May 22nd Announcement, Fremont General announced the sale to iStar Financial Inc. (“iStar”) of the Fremont General’s commercial real estate lending business and outstanding loan portfolio.  According to Fremont General, at closing Fremont General will receive cash of approximately 30% of the net loan portfolio, or $1.9 billion, and a participation interest equal to approximately 70% of the net loan portfolio, which will bear interest at LIBOR + 150 basis points, subject to certain conditions.  Fremont General stated that iStar intends to retain the majority of Fremont General’s commercial real estate related employees, facilities and operations.

Pursuant to the May 22nd Announcement, Fremont General stated that an investor group led by Gerald J. Ford (the “Investor Group”) will make a minority investment in Fremont General.  Fremont General stated that under this transaction, the Investor Group will acquire a combination of approximately $80 million in exchangeable non-cumulative preferred stock of Fremont and warrants to acquire additional common stock of Fremont General.  Fremont General stated that Mr. Ford will become Chairman of the Board of Fremont General and Fremont, and Fremont General and Fremont will name two affiliated executives to senior positions.

Pursuant to the May 22nd Announcement, Fremont General stated that a minority investment by the Investor Group includes exchangeable non-cumulative preferred stock in Fremont that will be exchangeable into Fremont General common stock at a price of $8.44 per share, subject to certain adjustments. Fremont General stated that the Investor Group also will receive warrants for an additional 7.1 million shares of Fremont General’s common stock.  Fremont General stated that these warrants have a term of approximately 15 months and a strike price of $8.44, subject to certain adjustments.  Fremont General stated that subject to stockholder approval, the Investor Group also will receive warrants to purchase an additional approximately 4 million shares (under the same terms as the initial warrants), for a total of 11.1 million shares.  Fremont General stated that if the stockholders approve issuance of the additional warrants, the conversion price of the preferred stock and warrants would increase to $9.00 per share, subject to certain adjustments.  Fremont General stated that assuming the issuance of all the common shares underlying the preferred stock and the warrants, the Investor Group will hold approximately 20 percent of the then outstanding common stock of Fremont General.

According to the May 22nd Announcement, Fremont General stated that the iStar transaction is subject to regulatory clearance and customary closing conditions and is expected to close by June 30, 2007.  Fremont General stated that the minority investment is expected to close within 30 days following receipt of final regulatory approval.  In addition, Fremont General stated that that Ellington Capital Management is the acquiring party in Fremont General’s previously disclosed letter of intent to sell its sub-prime residential real estate business, which remains in effect.

In addition, pursuant to the May 22nd Announcement, Fremont General stated that it has filed its applicable SEC filings related to its residential loan servicing activities with Squar Milner’s attestation on Fremont General’s Regulation AB compliance.

Pursuant to a Form 8-K filed on July 3, 2007 (the “July 3rd Announcement”), Fremont General announced the completion of the previously announced sale of Fremont General’s commercial real estate lending business and outstanding commercial real estate loan portfolio to iStar.

•	The following section is added at the end of “The Servicers—American Home Mortgage Servicing, Inc.” in the prospectus supplement:

Recent Developments in Respect of American Home Mortgage Investment Corp. May Adversely Affect the Performance and Market Value of the Offered Certificates.

Pursuant to a Form 8-K filed on July 31, 2007 (the “July 31st Announcement”), American Home Mortgage Investment Corp. (“American Home”) the corporate parent of American Home Mortgage Servicing, Inc., (“AHMSI”) and American Home Mortgage Corp. (“AHMC”),  announced that on July 27, 2007 its Board of Directors decided to delay payment of its quarterly cash dividend on its common stock and anticipated delaying payment of its quarterly cash dividends on its Series A Cumulative Redeemable Preferred Stock and Series B Cumulative Redeemable Preferred Stock.

According to the July 31st Announcement, American Home stated that the disruption in the credit markets had caused major write-downs of its loan and security portfolios.  American Home stated on July 31, 2007 that its lenders had initiated margin calls in response to the decline in the collateral value of certain of its loans and securities held in its portfolio.  American Home stated that it had received and paid very significant margin calls and had substantial margin calls pending.

According to the July 31st Announcement, American Home also announced that it was not able to fund its lending obligations on July 30, 2007 of approximately $300 million and anticipated it would not be able to fund approximately $450 to $500 million on July 31, 2007.

Pursuant to a Form 8-K filed on August 3, 2007, American Home announced that on August 2, 2007 it had determined to significantly reduce its operating structure, ceased taking mortgage applications and notified all of its production employees that they will be separated effective August 3, 2007.  American Home also stated that its employee base will be reduced from over 7,000 to approximately 750.  American Home stated that it was maintaining its thrift and servicing businesses.

Pursuant to a Form 8-K filed on August 9, 2007 (the “August 9th Announcement”), American Home announced that on August 6, 2007 American Home, together with certain of its subsidiaries, had filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (American Home Mortgage Holdings, Inc., a Delaware corporation, et al. Case No. 07-11047(CSS)).

According to the August 9th Announcement, American Home also announced that in connection with the filing, WL Ross & Co. LLC, through its fund, WLR Recovery Fund III, L.P., had agreed to provide American Home up to $50 million in debtor in possession (“DIP”) financing, subject to court approval.  According to the August 9th Announcement, American Home expects the DIP financing to provide it with funding to facilitate the Chapter 11 process.

American Home’s insolvency may have a significant adverse effect on AHMSI’s and AHMC’s performance of ongoing obligations in respect of the mortgage loans it originated and/or services and the Offered Certificates, including certain repurchase and substitution obligations in respect of Mortgage Loans it originated for which a breach of one or more representations and warranties exists.  If AHMC is unable to repurchase mortgage loans in the event of breaches of representations and warranties, the performance of the Offered Certificates may be adversely affected, including the inability of the issuing entity to pay interest periodically and principal when due.

Additionally, the recent and possible future events described above may adversely affect AHMSI’s ability to adequately service the related mortgage loans and may require that AHMSI be terminated as a servicer.  In the event that the servicing of the mortgage loans currently serviced by AHMSI is transferred to a successor servicer, there may be adverse effects resulting from the transfer.  All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons.  As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the successor servicer. There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance of the Offered Certificates.  In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on the Offered Certificates.

Dealer Prospectus Delivery Obligation.  Until November 29, 2007 (90 days after the delivery of this supplement), all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus.  This is in addition to the dealer’s obligation to deliver a supplement, prospectus supplement and prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.